

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 21, 2017

James Farinella
Chief Executive Officer and Director
MJ Biotech, Inc.
760 Route 10 West, Suite 203
Whippany, NJ 07981

> **Re:** **MJ Biotech, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 14, 2017**
> **File No. 000-54616**

Dear Mr. Farinella:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

"Change and Amendment of Articles of Incorporation . . . ,"

1.   Please revise your information statement to provide security holders with a detailed comparison of all material differences between the charter documents of the Delaware corporation and the Wyoming corporation, and address the purpose and the general effect of each such change on the rights of existing security holders. In addition, the information statement should disclose all material differences between the corporate laws of Nevada and Delaware affecting security holders.

2.   You discuss the advantages of reincorporation without addressing any of the disadvantages or burdens that security holders may bear. Please expand your discussion to address the ways in which the reincorporation impacts shareholder rights by limiting their rights, increasing their burden, or otherwise negatively impacting their rights.

3.   You indicate that you are increasing the amount of authorized common stock because you have no shares available for future financing arrangements as a result of the shares

James Farinella
MJ Biotech, Inc.
June 21, 2017
Page 2

        that you are required to hold in reserve for holders of your convertible notes. Please tell us whether you have any plans, proposals or arrangements to issue any of your newly authorized common stock. To the extent that you do not, please revise your disclosures to clarify that you have no current plans, proposals or arrangements, written or otherwise, at this time to issue any such securities.

4.   Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please refer to Instruction 2 to Item 19 of Schedule 14A and to Release No. 34-15230.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3457 with any questions.

        Sincerely,

        /s/ Maryse Mills-Apenteng

        Maryse Mills-Apenteng
        Special Counsel
        Office of Information
        Technologies and Services

cc: Wolfgang Heimerl, Esq.
        Heimerl Law Firm